LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.laura-ashley.com

Please reply to Fax No: 020 7880 5111

13 March 2003

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

A E Mantz

Ann. E. Mantz
Company Secretary

dlw 4/7

cc. Mr. Brian Teitelbaum (Citibank)

03 MAR 17 AM 7:21

13 March 2003

LAURA ASHLEY HOLDINGS plc
("the Company")

Laura Ashley Holdings plc announced on 8 January 2003 that the Company's results for the year ended 25 January 2003 would be broadly in the range of breakeven.

The Company is currently in the process of finalising the accounts for the year ended 25 January 2003 and now expects a pre-tax loss before exceptional items of approximately £5 million.

This difference is due to a combination of three principal factors arising out of the year end process: first, lower sales and margins in January 2003 than had been anticipated; secondly, a higher write-down of stock arising, in part, out of the year end closing process and, in part, from improved stock reconciliation processes and thirdly, an increase in accruals and other accounting year end adjustments.

Further to the Company's announcement on 23 January 2003, the Company is now in advanced negotiations with a prospective franchisee in respect of the Laura Ashley companies in Germany, Switzerland and Austria. If successfully concluded, the Company expects to be able to exit these countries at much reduced costs and, additionally, to be able to develop and expand its franchise operations in these countries.

Laura Ashley
David Cook 020 7880 5100
Chief Financial Officer

Brunswick 020 7404 5959
Katya Reynier